UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Marriott Vacations Worldwide Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

57164Y107

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57164Y107	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JWM Family Enterprises, Inc. 52-1823618
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,002,797*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,002,797*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,002,797
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%**
12.	TYPE OF REPORTING PERSON (see Instructions) CO

*	Consists of 919,999 shares owned by Thomas Point Ventures, L.P., whose sole general partner is JWM Family Enterprises, Inc.; 70,000 shares held by Penny Lane Limited Holdings, LLC, whose sole member is JWM Family Enterprises, L.P.; 47,500 shares owned by Anchorage Partners, L.P., whose sole general partner is JWM Family Enterprises, L.P.; and 965,298 shares owned by JWM Family Enterprises, L.P. JWM Family Enterprises, Inc. is the sole general partner of JWM Family Enterprises, L.P.

**	The denominator is based on the 35,517,203 shares of common stock outstanding as of October 30, 2023, as reported on the cover page of the Form 10-Q for the quarterly period ended September 30, 2023, filed by Marriott Vacations Worldwide Corporation.

CUSIP No. 57164Y107	13G	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JWM Family Enterprises, L.P. 52-1821926
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,082,798*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,082,798*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,002,797
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0%**
12.	TYPE OF REPORTING PERSON (see Instructions) PN

*	Consists of 70,000 shares held by Penny Lane Limited Holdings, LLC, whose sole member is JWM Family Enterprises, L.P.; 47,500 shares owned by Anchorage Partners, L.P., whose sole general partner is JWM Family Enterprises, L.P.; and 965,298 shares owned by JWM Family Enterprises, L.P. JWM Family Enterprises, Inc. is the sole general partner of JWM Family Enterprises, L.P.

**	The denominator is based on the 35,517,203 shares of common stock outstanding as of October 30, 2023, as reported on the cover page of the Form 10-Q for the quarterly period ended September 30, 2023, filed by Marriott Vacations Worldwide Corporation.

CUSIP No. 57164Y107	13G	Page 4 of 6 Pages

This Amendment No. 1 (this “Amendment”) is being jointly filed by JWM Family Enterprises, Inc. and JWM Family Enterprises, L.P. to amend and supersede the Schedule 13G filed by JWM Family Enterprises, Inc. and JWM Family Enterprises, L.P. on February 14, 2023.

This Amendment constitutes an exit filing for JWM Family Enterprises, L.P.

Item 1.

(a)	Name of Issuer: Marriott Vacations Worldwide Corporation (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices: 7812 Palm Parkway Orlando, FL 32836

Item 2.

(a)	Name of Person Filing: This Schedule 13G is being jointly filed by JWM Family Enterprises, Inc., and JWM Family Enterprises, L.P.

(b)	Address of Principal Business Office or, if None, Residence: 540 Gaither Road, Suite 100, Rockville, MD 20850

(c)	Citizenship: JWM Family Enterprises, Inc.: Delaware JWM Family Enterprises, L.P.: Delaware

(d)	Title of Class of Securities: Common Stock, par value $0.01 per share

(e)	CUSIP Number: 57164Y107

CUSIP No. 57164Y107	13G	Page 5 of 6 Pages

Item 3.  If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.  Ownership.

Reference is made to Items 5-9 and 11 and the footnotes thereto on pages 2 and 3 of this Schedule 13G, which are incorporated by reference herein.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:    ☒*

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

Not Applicable.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

* Only with respect to JWM Family Enterprises, L.P.

CUSIP No. 57164Y107	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2024
(Date)

JWM Family Enterprises, Inc.

/s/ Jacqueline M. Perry
(Signature)

Jacqueline M. Perry, Vice President and Treasurer
(Name and Title)

February 5, 2024
(Date)

JWM Family Enterprises, L.P.

By:	JWM Family Enterprises, Inc.
Its:	General Partner

/s/ Jacqueline M. Perry
(Signature)

Jacqueline M. Perry, Vice President and Treasurer
(Name and Title)